Christoph A. Pereira Vice President & Secretary General Electric Capital Corporation 3135 Easton Turnpike Fairfield, CT 06828 T 203 373 2663 F 203 373 3079 christoph.pereira@ge.com

February 27, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Annual Report on Form 10-K for the Fiscal Year ended December 31, 2014 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that General Electric Capital Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the Securities and Exchange Commission on February 27, 2015.

Sincerely,

General Electric Capital Corporation

By: /s/ Christoph A. Pereira_
Name: Christoph A. Pereira
Title: Vice President & Secretary